Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Auditors` review report to the shareholders of Mediwound Ltd. and its subsidiaries

Introduction

We have reviewed the accompanying financial information of Mediwound Ltd. and its subsidiaries ("the Company") which comprises the condensed consolidated balance sheet as of March 31, 2020 and the related condensed consolidated statements of comprehensive loss, changes in equity and cash flows for the three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this period in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 20, 2020	A Member of Ernst & Young Global

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,		December 31,
	2020	2019	2019
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	7,981	7,134	7,242
Restricted deposits	174	172	180
Short-term bank deposits	19,156	14,211	22,036
Trade receivables	3,195	244	4,107
Inventories	2,004	1,472	1,613
Other receivables	345	6,511	450

	32,855	29,744	35,628
LONG-TERM ASSETS:
Property, plant and equipment, net	2,339	2,151	2,304
Right of-use assets, net	2,191	2,418	2,229
Intangible assets, net	413	479	429

	4,943	5,048	4,962
	37,798	34,792	40,590
CURRENT LIABILITIES:
Current maturities of long-term liabilities and leases	1,417	2,018	569
Trade payables and accrued expenses	3,423	2,996	4,067
Other payables	5,843	2,438	5,737

	10,683	7,452	10,373
LONG‑TERM LIABILITIES:
Deferred revenues	1,018	1,145	1,135
Liabilities in respect of IIA grants	6,942	7,497	6,811
Contingent consideration for the purchase of shares	4,097	5,186	4,853
Liability in respect of discontinued operation	-	6,003	-
Lease liabilities	1,905	2,043	2,006
Severance pay liability, net	264	325	243

	14,226	22,199	15,048
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of March 31, 2020 ,December 31, 2019 and 37,244,508 shares as of March 31, 2019; Issued and Outstanding: 27,211,128 as of March 31, 2020, 27,202,795 as of December 31, 2019 and 27,178,839 as of March 31, 2019	75	75	75
Share premium	141,044	139,912	140,871
Foreign currency translation adjustments	(9)	(21)	(17)
Accumulated deficit	(128,221)	(134,825)	(125,760)

	12,889	5,141	15,169
	37,798	34,792	40,590

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
	Unaudited		Audited

Revenues from sale of products	647	414	3,393
Revenues from development services (1)	3,709	-	10,678
Revenues from license agreements	82	47	17,718
Total revenues	4,438	461	31,789

Cost of revenues	(3,208)	(307)	(11,849)

Gross profit	1,230	154	19,940

Operating expenses:
Research and development, gross	1,719	4,182	10,070
Participations by BARDA and IIA (1)	-	(2,903)	(5,101)
Research and development, net of participations	1,719	1,279	4,969
Selling and marketing	824	1,033	4,064
General and administrative	893	1,332	5,242
Other expenses	-	89	1,172
Total operating expenses	3,436	3,733	15,447

Operating profit (loss)	(2,206)	(3,579)	4,493

Financial income	239	61	556
Financial expense	(494)	(642)	(2,983)

Profit (loss) from continuing operation	(2,461)	(4,160)	2,066
Profit from discontinued operation	-	50	2,889
Net profit (loss)	(2,461)	(4,110)	4,955

Other comprehensive income (loss):
Foreign currency translation adjustments	8	4	8
Total comprehensive income (loss)	(2,453)	(4,106)	4,963

Basic and diluted loss per share:
Basic and diluted net loss per share from continuing operations	(0.09)	(0.15)	0.08
Basic and diluted net profit per share from discontinued operations	-	* )	0.10
Total Basic and diluted net loss per share	(0.09)	(0.15)	0.18

The accompanying notes are an integral part of the interim financial statements.

(1) Starting May 2019, following entrance into the Vericel license and supply agreements, participation by BARDA in the amount of $10.7 million was classified as revenues from development services. Prior to the Vericel deal, this participation by BARDA was classified as reimbursement of research and development expenses.

     *) Represents an amount lower than $1.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2019	75	140,871	(17)	(125,760)	15,169

Loss for the period	-	-	-	(2,461)	(2,461)
Other comprehensive income	-	-	8	-	8
Total comprehensive income (loss)	-	-	8	(2,461)	(2,453)
Exercise of options	(*	-	-	-	(*
Share-based compensation	-	173	-	-	173

Balance as of March 31, 2020	75	141,044	(9)	(128,221)	12,889

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2018	75	139,637	(25)	(130,715)	8,972

Loss for the period	-	-	-	(4,110)	(4,110)
Other comprehensive income	-	-	4	-	4
Total comprehensive income	-	-	4	(4,110)	(4,106)
Share-based compensation	-	275	-	-	275

Balance as of March 31, 2019	75	139,912	(21)	(134,825)	5,141

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2018	75	139,637	(25)	(130,715)	8,972

Profit for the period	-	-	-	4,955	4,955
Other comprehensive income	-	-	8	-	8
Total comprehensive income	-	-	8	4,955	4,963
Exercise of options	(*	-	-	-	(*
Share-based compensation	-	1,234	-	-	1,234

Balance as of December 31, 2019	75	140,871	(17)	(125,760)	15,169

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
	Unaudited		Audited
Cash Flows from Operating Activities:
Net Profit (loss)	(2,461)	(4,110)	4,955

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	-	(50)	(2,889)
Depreciation and amortization	268	274	1,149
Share-based compensation	173	275	1,234
Revaluation of liabilities in respect of IIA grants	198	74	(392)
Revaluation of contingent consideration for the purchase of shares	152	241	1,690
Revaluation of lease liabilities	(36)	103	340
Increase (decrease) in severance pay liability, net	21	(23)	(105)
Net financing income	(110)	(62)	(434)
Un-realized foreign currency (gain) loss	79	(130)	(152)

	745	702	441
Changes in asset and liability items:
Decrease (increase) in trade receivables	897	309	(3,553)
Decrease (increase) in inventories	(391)	208	67
Decrease in other receivables	99	262	6,376
Increase (decrease) in trade payables and accrued expenses	(645)	281	1,355
Increase (decrease) in other payables and deferred revenues	(47)	452	247

	(87)	1,512	4,492

Net cash provided by (used in) continuing operating activities	(1,803)	(1,896)	9,888
Net cash provided by (used in) discontinued operating activities	-	50	(1,559)

Net cash provided by (used in) operating activities	(1,803)	(1,846)	8,289

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
	Unaudited		Audited
Cash Flows from Investing Activities:

Purchase of property and equipment	(144)	(239)	(792)
Interest received	3	30	184
Proceeds from (investment in) short term bank deposits, net	2,992	2,565	(5,050)
Net cash provided by (used in) continuing investing activities	2,851	2,356	(5,658)

Net cash used in discontinued investing activities	-	-	(1,239)

Net cash provided by (used in) investing activities	2,851	2,356	(6,897)

Cash Flows from Financing Activities:

Repayment of leases liabilities	(160)	(155)	(630)
Proceeds from issuance of shares, net	(*	-	(*
Net repayment of IIA grants	(66)	(55)	(376)

Net cash used in financing activities	(226)	(210)	(1,006)

Exchange rate differences on cash and cash equivalent balances	(83)	118	140

Cash and cash equivalents:
Increase in cash and cash equivalents from continuing activities	739	368	3,364
Increase (decrease) in cash and cash equivalents from discontinued activities	-	50	(2,838)

Balance of cash and cash equivalents at the beginning of the period	7,242	6,716	6,716

Balance of cash and cash equivalents at the end of the period	7,981	7,134	7,242

* Represents an amount lower than $1.

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.
General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet medical needs in the fields of severe burns, chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian and Peruvian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe and in Israel through its commercial organizations and in other territories through local distributers. In 2019, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America.

The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 10% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"),  for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

On March 3, 2020 BARDA has expanded its awarded contract with MediWound providing supplemental funding of $5.5 million to support emergency readiness for NexoBrid deployment.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.
Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the three months ended March 31, 2020 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2019 that were included in the Annual Report on Form 20-F filed on February 25, 2020.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019 that were included in the Annual Report on Form 20-F filed on February 25, 2020, except than the change discussed below.

c.	Reclassification:

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net loss, shareholders’ equity or cash flows.

NOTE 3:          SUBSEQUENT EVENTS

On April 23, 2020, the Company's Board of Directors approved the grant of 1,277,456 options to purchase ordinary shares, for an exercise price of $ 1.9 per share, to its employees, officers and members of the board. The fair value of the options, as of the grant date, was estimated at approximately $1.3 million.

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